Exhibit 1

FOR IMMEDIATE RELEASE

Cimatron Reports Revenues of $9.6M and
Non-GAAP Operating Profit of $1.0M in Q3/11

Givat Shmuel, Israel, – November 10th, 2011– Cimatron Limited (NASDAQ and TASE: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced financial results for the third quarter and first nine months of 2011.

Highlights of Cimatron’s results for these periods include the following:

•	$0.31 non-GAAP earnings per share for the first nine months of 2011

•	110% year-over-year non-GAAP net profit increase for the first nine months of 2011

•	15% year-over-year new license revenue growth in Q3/11, on a constant currency basis

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, noted “We are very pleased to report strong results for the third quarter and first 9 months of 2011. The new license year-over-year revenue growth is especially satisfying when recalling that last year’s Q3 was an exceptional third quarter in many ways. We are getting very positive feedback on the new product versions, both for CimatronE and for GibbsCAM. While economic uncertainty remains very high, early Q4 indications suggest we will be able to maintain our momentum and close a successful and profitable year,” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the third quarter and first nine months of 2011:

GAAP:

Revenues for the third quarter of 2011 were $9.6 million, compared to $8.7 million recorded in the third quarter of 2010. For the first nine months of 2011, revenues were $28.5 million, compared to $25.1 million in the same period of 2010.

Gross Profit for the third quarter of 2011 was $8.3 million as compared to $7.3 million in the same period in 2010. Gross margin in the third quarter of 2011 constituted 87% of revenues, compared to a gross margin constituting 84% of revenues in the same quarter of 2010. For the first nine months of 2011, gross profit was $24.6 million, compared to $20.8 million during the same period of 2010. Gross margin for the nine months ended on September 30th, 2011 constituted 86% of revenues compared to a gross margin constituting 83% of revenues in the first nine months of 2010.

Operating profit in the third quarter of 2011 was $0.7 million as compared to $0.5 million in the third quarter of 2010. In the first nine months of 2011, Cimatron recorded an operating profit of $2.2 million as compared to $0.7 million in the first nine months of 2010.

Net Profit for the third quarter of 2011 was $0.0 million, or $0.00 per diluted share, compared to $0.3 million, or $0.04 per diluted share recorded in the same quarter of 2010.  In the first nine months of 2011, net profit was $1.2 million, or $0.13 per diluted share, compared to $0.5 million, or $0.06 per diluted share, in the first nine months of 2010.

Non-GAAP:

Revenues for the third quarter of 2011 were $9.6 million, compared to $8.7 million recorded in the third quarter of 2010. For the first nine months of 2011, revenues were $28.5 million, compared to $25.1 million in the same period of 2010.

Gross Profit for the third quarter of 2011 was $8.5 million as compared to $7.5 million in the same period in 2010. Gross margin in the third quarter of 2011 constituted 88% of revenues, compared to a gross margin constituting 85% of revenues in the same quarter of 2010. For the first nine months of 2011, gross profit was $25.0 million, compared to $21.3 million in the same period of 2010. Gross margin for the nine months ended on September 30th, 2011 constituted 88% of revenues compared to a gross margin constituting 85% of revenues in the first nine months of 2010.

Operating profit in the third quarter of 2011 was $1.0 million as compared to $0.7 million in the third quarter of 2010. For the first nine months of 2011, Cimatron recorded an operating profit of $3.0 million as compared to $1.5 million for the first nine months of 2010.

Net Profit for the third quarter of 2011 was $0.8 million, or $0.09 per diluted share, compared to 0.9 million, or $0.10 per diluted share, recorded in the same quarter of 2010.  For the first nine months of 2011, net profit was $2.9 million, or $0.31 per diluted share, compared to $1.4 million, or $0.15 per diluted share, for the first nine months of 2010.

Conference Call

Cimatron's management will host a conference call today, November 10th, 2011 at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141
International: +972-3-9180610
Israel: 03-9180610

For those unable to listen to the live call, a replay of the call will be available from the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 28 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange and the TASE under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-73-237-0114
E-mail: ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Total revenue	9,619	8,745	28,488	25,061

Total cost of revenue	1,288	1,419	3,906	4,242

Gross profit	8,331	7,326	24,582	20,819

Research and development expenses, net	1,654	1,493	4,708	4,322

Selling, general and administrative expenses	5,928	5,354	17,654	15,771

Operating income	749	479	2,220	726

Financial income (expenses), net	(163)	236	(9)	54

Taxes on income	(566)	(376)	(988)	(256)

Other	1	1	(9)	(7)

Net income	21	340	1,214	517

Less: Net (income) loss attributable to the noncontrolling interest	(14)	(20)	13	(19)

Net income attributable to Cimatron's shareholders	$7	$320	$1,227	$498

Net income per share - basic and diluted	$0.00	$0.04	$0.13	$0.06

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,300	8,961	9,235	9,014

Diluted EPS (in thousands)	9,315	8,961	9,284	9,014

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended September 30,						Nine months ended September 30,
	2011			2010			2011			2010
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	9,619	-	9,619	8,745	-	8,745	28,488	-	28,488	25,061	-	25,061

Total cost of revenue (1)	1,288	(147)	1,141	1,419	(147)	1,272	3,906	(441)	3,465	4,242	(441)	3,801

Gross profit	8,331	147	8,478	7,326	147	7,473	24,582	441	25,023	20,819	441	21,260

Research and development expenses, net	1,654	-	1,654	1,493	-	1,493	4,708	-	4,708	4,322	-	4,322

Selling, general and administrative expenses (1)	5,928	(99)	5,829	5,354	(99)	5,255	17,654	(303)	17,351	15,771	(297)	15,474
Operating income	749	246	995	479	246	725	2,220	744	2,964	726	738	1,464

Financial income (expenses), net	(163)	-	(163)	236	-	236	(9)	-	(9)	54	-	54

Taxes on income (2)	(566)	565	(1)	(376)	308	(68)	(988)	887	(101)	(256)	126	(130)

Other	1	-	1	1	-	1	(9)	-	(9)	(7)	-	(7)

Net income	21	811	832	340	554	894	1,214	1,631	2,845	517	864	1,381

Less: Net (income) loss attributable to the noncontrolling interest	(14)	-	(14)	(20)	-	(20)	13	-	13	(19)	-	(19)

Net income attributable to Cimatron's shareholders	$7	$811	$818	$320	$554	$874	$1,227	$1,631	$2,858	$498	$864	$1,362

Net income per share - basic and diluted	$0.00		$0.09	$0.04		$0.10	$0.13		$0.31	$0.06		$0.15

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,300		9,300	8,961		8,961	9,235		9,235	9,014		9,014

Diluted EPS (in thousands)	9,315		9,315	8,961		8,961	9,284		9,284	9,014		9,014

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(2) Non-GAAP adjustment to exclude the effect of deferred taxes and other non-cash tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	September 30,	December 31,
	2011	2010

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$11,550	$10,221
Trade receivables	5,060	5,708
Other current assets	1,989	2,275
Total current assets	18,599	18,204

Deposits with insurance companies and severance pay fund	3,149	3,279

Net property and equipment	1,044	949

Total other assets	11,796	12,469

Total assets	$34,588	$34,901

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$91	$99
Trade payables	1,430	1,685
Accrued expenses and other liabilities	7,935	8,260
Deferred revenues	4,168	2,275
Total current liabilities	13,624	12,319

LONG-TERM LIABILITIES:
Accrued severance pay	4,218	4,297
Long-term loan	53	98
Deferred tax liability	729	1,002
Total long-term liabilities	5,000	5,397

Total shareholders’ equity	15,964	17,185
Total liabilities and shareholders’ equity	$34,588	$34,901

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

				Accumulated other comprehensive income (loss)			Comprehensive income (loss)
	Noncontrolling Interest	Share capital	Additional paid-in capital		Retained earnings (accumulated deficit)	Treasury stock		Total shareholders’ equity
Balance at December 31, 2010	$(74)	$304	$18,275	$(265)	$(303)	$(752)		$17,185
Changes during the nine months ended September 30, 2011:
Net income (loss)	(13)				1,227		1,214	1,214
Cash dividend paid					(3,216)			(3,216)
Exercise of share options		9	724					733
Unrealized loss on derivative instruments				(296)			(296)	(296)
Other				75			75	75
Foreign currency translation adjustment				269			269	269
Total comprehensive income							1,262
Balance at September 30, 2011	$(87)	$313	$18,999	$(217)	$(2,292)	$(752)		$15,964

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Nine months ended
	September 30,
	2011	2010

Cash flows from operating activities:
Net income	$1,214	$517

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	1,042	1,131
Decrease in accrued severance pay	(56)	(7)
Loss from sale of property and equipment, net	-	5
Stock option compensation	-	45
Deferred taxes, net	561	176

Changes in assets and liabilities:
Decrease in accounts receivable and prepaid expenses	23	114
Decrease (increase) in inventory	(6)	3
Decerase (increase) in deposits with insurance companies and severance pay fund	130	(191)
Increase in trade payables, accrued expenses and other liabilities	1,210	2,540
Net cash provided by operating activities	4,118	4,333

Cash flows from investing activities:
Purchase of property and equipment	(282)	(271)
Net cash used in investing activities	(282)	(271)

Cash flows from financing activities:
Short-term bank credit	(5)	(367)
Long-term bank credit	(35)	(66)
Cash dividend paid	(3,216)	-
Proceeds from issuance of shares upon exercise of options	733	11
Investment in treasury stock	-	(210)
Net cash provided by financing activities	(2,523)	(632)

Net increase in cash and cash equivalents	1,313	3,430
Effect of exchange rate changes on cash	16	59
Cash and cash equivalents at beginning of period	10,221	6,684
Cash and cash equivalents at end of period	$11,550	$10,173

Appendix A - Non-cash transactions
Purchase of property on credit	$119	$28